17004699

SEC COMMISSION Mail Processing Section 549

FEB 27 2017

Washington DC 415

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SEC FILE NUMBER
8-49339

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

EROOM Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Wacker Drive Suite 2400
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Collin Carrico 312-690-2512
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 1702 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of eRoom Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager and Chief Executive Officer

Title

Notary Public

JULIANN JAMROZ
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 08, 2020

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x]| (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

eRoom Securities, LLC

(A Delaware Limited Liability Company)

Financial Statements
And Independent Audit Report
December 31, 2016

eRoom Securities, LLC
(A Delaware Limited Liability Company)
Index
December 31, 2016

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-9

Supplementary Information

Computation of Net Capital 10-11

Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Pursuant to Rule 15c3-3 12

Report of Independent Registered Public Accounting Firm on Exemption Report 13

Exemption Report 14

Oath or Affirmation 15

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC 7) 16

SIPC Calculation 17

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of EROOM Securities, LLC

We have audited the accompanying statement of financial condition of EROOM Securities, LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of EROOM Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EROOM Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 10-12 Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of EROOM Securities, LLC's financial statements. The supplemental information is the responsibility of EROOM Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 23, 2017

eRoom Securities, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2016

Assets		
Cash and cash equivalents	$	355,444
Clearing deposits		1,289,967
Receivables from broker-dealers (net)		564,013
Other assets		143,226
Total Assets	**$**	**2,352,650**
Liabilities		
Accounts payable and accrued expenses	$	291,859
Total Liabilities		
Member's equity		2,060,791
Total Liabilities and Member's Equity	**$**	**2,352,650**

The accompanying notes are an integral part of these financial statements.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
STATEMENT OF INCOME
For the Year Ended December 31, 2016

Revenues		
Commissions	$	6,633,111
Rebates and order flow		1,814,190
Interest overrides		267,416
Total Revenue		8,714,717
Expenses		
Clearing fees		2,657,663
Employee compensation and benefits		1,539,790
Third party technology platform fees		404,405
Registered representative payouts		383,497
Technology infrastructure expenses		275,597
Office expenses		260,383
Consulting and professional fees		217,057
Market data expenses		208,054
Execution fees		105,289
Travel, meals and entertainment expenses		82,666
Regulatory fees		42,633
Telecommunication expenses		13,191
Other operating expenses		4,729
Error account activity		3,574
Total expenses		6,198,528
Net income from operations	$	2,516,189

The accompanying notes are an integral part of these financial statements.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2016

Member's equity at January 1, 2016	$	1,744,602
Capital contributions		0
Capital withdrawals		(2,200,000)
Net income		2,516,189
Member's equity at December 31, 2016	$	2,060,791

The accompanying notes are an integral part of these financial statements.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CASH FLOWS
For the period ending December 31, 2016

Cash flows from operating activities:		
Net income	$	2,516,189
Depreciation and amortization		
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in clearing deposits		3,885
Increase in receivables from broker-dealers (net)		(130,725)
Increase in other assets		(137,181)
Increase in accounts payable and accrued liabilities		72,662
Net cash provided by operating activities		2,324,830
Cash flows from investing activities:		
No activity		
Net cash used in investing activities		None
Cash flows from financing activities:		
Capital contribution		0
Capital withdrawals		(2,200,000)
Net cash provided by financing activities		(2,200,000)
Net increase in cash and cash equivalents		124,830
Cash and cash equivalents, beginning of the year		230,614
Cash and cash equivalents, end of the year	$	355,444

Interest expense paid in 2016 - $0

The accompanying notes are an integral part of these financial statements.

NOTE 1 Organization

eRoom Securities, LLC (the Company) was organized under the Uniform Limited Liability Company Act of Delaware on May 16, 1996. The company is registered as a foreign limited liability company doing business in the State of Illinois. The Company is an introducing and executing broker for its customers. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the Securities and Exchange Commission since the Company does not carry customer accounts, effects transactions only with other broker-dealers, does not perform transactions in unlisted options and clears and carries its customers' trading accounts on a fully-disclosed basis with broker-dealers that are clearing members.

NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As part of its business, the Company may enter into transactions in exchange traded securities including options. Securities and commission transactions together with related revenues and expenses are recorded on trade date. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

a) Revenue Recognition

Derivative financial contracts are valued at fair value. Changes in fair value of these contracts are recorded as unrealized gains or losses in the accompanying statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

b) Commissions

Commissions earned and the related clearing, execution, clearing organization and exchange expenses are recorded on a trade-date basis.

c) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, it does not file tax returns, but its taxable income is reported as part of Mainland Holdings, LLC's tax returns. Mainland Holdings, LLC is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing Mainland Holdings, LLC's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and receivable or liability in the current year. At December 31, 2016, management has determined that there are no material uncertain tax positions. Mainland Holdings, LLC files income tax returns in the United States at the federal level and in the State of Illinois. Mainland Holdings, LLC's tax return is generally not subject to examination by the United States federal or state taxing authorities for tax years before 2013.

d) Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

e) Depreciation

Depreciation is provided on a double declining balance basis following MACRS lives for all depreciable assets. The estimated useful lives are three to five years for computers and software. The Company's policy is to expense all technology expenditures below $25,000. All assets have been fully depreciated.

NOTE 3 Fair Value measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's assets and liabilities are considered to be cash, cash equivalents or cash payable. The Company had no assets or liabilities subject to the Level 1, 2 or 3 hierarchy which would require establishing a valuation technique.

NOTE 4 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum net capital equivalent of $100,000 or 6 2/3 of aggregate indebtedness, whichever is greater, as these terms are defined. The Company, however, uses the alternative method to calculate its net capital, which requires minimum net capital of $250,000.

Under this rule, the Company is required to maintain a minimum net capital equivalent of $250,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2016 the Company had net capital of $2,059,837 which was $1,809,837 in excess of its minimum requirement.

NOTE 5 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2016 consist of the following:

Clearing Deposits	1,289,967
Commission Receivable from broker-dealer (net)	564,013

The amounts receivable from broker-dealers are positive cash balances maintained on deposit and commissions charged to the Company's customers net of direct variable expenses held by the clearing brokers and paid to the Company in January 2017. The Company clears all transactions through Merrill Lynch Professional Clearing Corp, Apex Clearing Corporation and ED&F Man Capital Markets, Inc. in accordance with the respective clearing agreements.

At December 31, 2016, substantially all assets of the Company are deposited with or receivable from clearing broker-dealers and financial institutions

NOTE 6 Other Assets

Other assets at December 31, 2016 were $143,226. Other assets consist of receivables from customers related to execution commission, option exchange fees and option and equity liquidity fees.

NOTE 7 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties, clearing organizations and exchanges where transactions are performed. It is the Company's policy to review, as necessary, the credit risk of all trading positions and the financial condition of the clearing firms, clearing organizations and exchanges.

NOTE 8 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security, commodity or index price) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has no obligations related to certain guarantee arrangements that would be required to be disclosed as defined by FASB ASC 460.

NOTE 9 Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

NOTE 10 Commitments and Contingencies

The Company has no long-term agreements outside of its normal business operation which would require expenditures in future periods. The Company does have long term clearing and technology service agreements which require minimum monthly expenditures. However, the Company is currently utilizing the services provided under the terms of these agreements and the Company has no intention of terminating these agreements as the services are used in the normal course of operating its ongoing business.

NOTE 11 Organization Restructuring

On September 1, 2016, the Company's 100% parent Mainland Holdings, LLC restructured its ownership and admitted a new member. FINRA was notified of this restructuring and the Company's FORM BD was amended to reflect the change in ownership.

NOTE 12 Related Party Transactions

The Company utilizes office space, technology equipment and infrastructure leased and owned by the Company's 100% owner, Mainland Holdings, LLC. The Company pays a monthly fee of $38,000 directly to the landlord of Mainland Holdings, LLC for its use of the office space, but the Company is not bound by a legal obligation to perform on the terms of the lease. The obligation to perform on the terms of the lease is the sole responsibility of the Company's 100% owner, Mainland Holdings, LLC.

As of December 31, 2016, the Company, two of its officers and two of its employees were named in a claim filed in the State of Illinois and subsequently moved to Federal Court in the State of Illinois. As of September 1, 2016, three of the owners of the Company's parent, Mainland Holdings, LLC indemnified the Company against legal expense and loss associated with this claim as part of the organization restructuring identified in Note 11.

NOTE 13 Subsequent Events

The Company has evaluated subsequent events through February 23, 2017, the date that its financial statements were ready to be issued.

On January 1, 2017, the Company amended its operating agreement to add a new Manager to the Company's organization structure.

On January 24, 2017, the Company's member, Mainland Holdings, LLC, withdrew $235,000 from the Company. FINRA was notified of the capital withdrawal.

On February 8, 2017, a stipulation to dismiss the claim identified in Note 12 was filed in Federal Court resulting from the parties agreeing and satisfying the terms of a settlement agreement. There was no impact on the Company's financial position or operating ability resulting from this settlement and subsequent dismissal.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
December 31, 2016

Member's Capital December 31, 2016	$	2,060,791
Less:		
Non Allowable Charges	$	954
Haircut Charges		0
Undue Concentration		0
Net Capital	$	2,059,837
Required Net Capital	$	250,000
Excess Net Capital	$	1,809,837
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital	$	1,759,837

Note:

The information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report Part II filed by eRoom Securities, LLC as of December 31, 2016

eRoom Securities, LLC
(A Delaware Limited Liability Company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
December 31, 2016

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness:		
Items included in the balance sheet:		
Accounts payable and accrued liabilities	$	291,859
Total Aggregate Indebtedness:	$	291,859
Ratio: Aggregate indebtedness to Net Capital		14.17%

eRoom Securities, LLC
(A Delaware Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2016

RESERVE COMPUTATION

(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(See note below)

Note:

eRoom Securities, LLC is exempt from Rule 15c3-3. It does not transact a business in securities with, or for, counter-parties other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of eROOM Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) eROOM Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which eROOM Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) eROOM Securities, LLC stated that eROOM Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. eROOM Securities, LLC' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about eROOM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 23, 2017

eRoom Securities LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2016

February 23, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

eRoom Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii):

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ________________

Title: Chief Executive Officer

Date: February 23, 2017

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR eRoom Securities, LLC

THE YEAR ENDING DECEMBER 31, 2016

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Collin Carrico
Manager and Chief Executive Officer
eRoom Securities, LLC

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of eROOM Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by EROOM Securities, LLC and SIPC, FINRA, and BATS solely to assist you and the other specified parties in evaluating EROOM Securities, LLC's compliance with the applicable instructions of Form SIPC-7. EROOM Securities, LLC's management is responsible for EROOM Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016. with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 23, 2017

eRoom Securities, LLC
(A Delaware Limited Liability Company)
SIPC ASSESSMENT WORKSHEET
For the year ended December 31, 2016

SIPC – 7

General Assessment	**$**	**14,361**
Less payments made July 2016 SIPC 6		**(7,373)**
Assessment balance due		**6,988**

Determination of SIPC net operating Revenue

Total		
Revenue:		**8,480,792**
Additions:		
Net loss from principal transactions in securities in trading accounts		**3,574**
Deductions:		
Revenues from commodity transactions		(100,435)
Commissions paid to other SIPC members		(2,532,603)
40% of margin interest earned on customers' securities accounts		(106,967)
Total deductions		**(2,740,005)**
SIPC Net Operating Revenues		**5,744,361**
SIPC assessment at .25%	**$**	**14,361**

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of eROOM Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) eROOM Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which eROOM Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) eROOM Securities, LLC stated that eROOM Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. eROOM Securities, LLC' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about eROOM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604
February 23, 2017

eRoom Securities LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2016

February 23, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

eRoom Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii):

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer

Date: February 23, 2017

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of eROOM Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by EROOM Securities, LLC and SIPC, FINRA, and BATS solely to assist you and the other specified parties in evaluating EROOM Securities, LLC's compliance with the applicable instructions of Form SIPC-7. EROOM Securities, LLC's management is responsible for EROOM Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016. with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 23, 2017

eRoom Securities LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2016

February 23, 2017

Sccurities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

eRoom Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii):

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer

Date: February 23, 2017

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of eROOM Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by EROOM Securities, LLC and SIPC, FINRA, and BATS solely to assist you and the other specified parties in evaluating EROOM Securities, LLC's compliance with the applicable instructions of Form SIPC-7. EROOM Securities, LLC's management is responsible for EROOM Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016. with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 23, 2017

eRoom Securities, LLC
(A Delaware Limited Liability Company)
SIPC ASSESSMENT WORKSHEET
For the year ended December 31, 2016

SIPC – 7

General Assessment	**$**	**14,361**
Less payments made July 2016 SIPC 6		**(7,373)**
Assessment balance due		**6,988**

Determination of SIPC net operating Revenue

Total		
Revenue:		**8,480,792**
Additions:		
Net loss from principal transactions in securities in trading accounts		**3,574**
Deductions:		
Revenues from commodity transactions		(100,435)
Commissions paid to other SIPC members		(2,532,603)
40% of margin interest earned on customers' securities accounts		(106,967)
Total deductions		**(2,740,005)**
SIPC Net Operating Revenues		**5,744,361**
SIPC assessment at .25%	**$**	**14,361**

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of eROOM Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by EROOM Securities, LLC and SIPC, FINRA, and BATS solely to assist you and the other specified parties in evaluating EROOM Securities, LLC's compliance with the applicable instructions of Form SIPC-7. EROOM Securities, LLC's management is responsible for EROOM Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016. with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 23, 2017

eRoom Securities, LLC
(A Delaware Limited Liability Company)
SIPC ASSESSMENT WORKSHEET
For the year ended December 31, 2016

SIPC – 7

General Assessment	**$**	**14,361**
Less payments made July 2016 SIPC 6		**(7,373)**
Assessment balance due		**6,988**

Determination of SIPC net operating Revenue

Total		
Revenue:		**8,480,792**
Additions:		
Net loss from principal transactions in securities in trading accounts		**3,574**
Deductions:		
Revenues from commodity transactions		(100,435)
Commissions paid to other SIPC members		(2,532,603)
40% of margin interest earned on customers' securities accounts		(106,967)
Total deductions		**(2,740,005)**
SIPC Net Operating Revenues		**5,744,361**
SIPC assessment at .25%	**$**	**14,361**